Exhibit 9

CONSENT OF QUALIFIED PERSON

Robert Gill, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC, Canada V6B 5W3
Tel: (604) 664-4204
Fax: (604) 669-9516

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 (the “Technical Report”), and the information derived from the Technical Report, included in the 2012 Annual Information Form of NovaGold Resources Inc. dated February 12, 2013 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to my name and the use of the Technical Report and the information derived from the Technical Report which are included in the annual report on Form 40-F.

Dated this 11th day of February, 2013.

__/s/ Robert Gill______________________ [Seal or Stamp]
Robert Gill, P.Eng.